SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                            FORM 11-K



[ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                      Exchange Act of 1934

           For the fiscal year ended December 27, 2001

                               OR

[   ]   Transition Report Pursuant to Section 15(d) of the Securities
                      Exchange Act of 1934


A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         VSE CORPORATION
                    EMPLOYEE ESOP/401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         VSE Corporation
                     2550 Huntington Avenue
                   Alexandria, Virginia  22303

                            SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     VSE CORPORATION
                                     EMPLOYEE ESOP/401(k)
                                     PLAN

                                     By:   /s/ C. S. Weber
                                           ---------------
                                           C. S. Weber
                                           Executive Vice President and
                                           Chief Administrative Officer

           VSE Corporation Employee ESOP/401(k) Plan

                      Financial Statements
                   and Supplemental Schedule


                  Year ended December 27, 2001




                            Contents


Report of Independent Auditors (Ernst & Young LLP)........................1
Report of Independent Public Accountants (Arthur Andersen LLP)............2

Financial Statements

Statements of Net Assets Available for Benefits...........................3
Statement of Changes in Net Assets Available for Benefits.................4
Notes to Financial Statements.............................................5

Supplemental Schedule

Schedule H, Line 4i-Schedule of Assets (Held at End of Year).............11

                 REPORT OF INDEPENDENT AUDITORS


Trustees
VSE Corporation Employee ESOP/401(k) Plan

We have audited the accompanying statement of net assets available for benefits including the schedule of investments of the VSE Corporation Employee ESOP/401(k) Plan as of December 27, 2001, and the related statement of changes in net assets available for benefits for the year ended December 27, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

The financial statements of the VSE Corporation ESOP/401(k) Plan as of December 27, 2000 were audited by other auditors whose report dated June 19, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 27, 2001, and the changes in its net assets available for benefits for the year ended December 27, 2001, in conformity with accounting principals generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 27, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


McLean, Virginia
June 21, 2002



/s/ Ernst & Young LLP

Report of independent public accountants


To the Trustees of the
VSE Corporation Employee ESOP/401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the VSE Corporation Employee ESOP/401(k) Plan (the Plan) as of December 27, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 27, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's sponsor. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 27, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 27, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 27, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Vienna, Virginia
June 19, 2001


Footnote to Andersen Audit Report:

This is a copy of a report previously issued by Arthur Andersen LLP (AALLP). That report has not been reissued by AALLP nor has AALLP provided a consent to the inclusion of its report in this filing.

           VSE Corporation Employee ESOP/401(k) Plan

        Statements of Net Assets Available for Benefits


                                                            December 27
                                                          2001        2000
                                                          ----        ----
Assets

Cash, principally in interest-bearing accounts       $   192,622  $   228,537
Assets held for investment purposes:
   Investments at fair value                          16,193,657   20,146,000
   Participant loans                                     213,132      327,966
   Cash surrender value of life insurance policies         1,924        1,929
                                                      ----------   ----------
Total assets held for investment purposes             16,408,713   20,475,895
Receivables:
   Employee contributions                                  9,321        9,026
   Interest                                               13,171            -
                                                      ----------   ----------
Total receivables                                         22,492        9,026
                                                      ----------   ----------
Net assets available for benefits                    $16,623,827  $20,713,458
                                                      ==========   ==========












                     See accompanying notes

            VSE Corporation Employee ESOP/401(k) Plan

   Statement of Changes in Net Assets Available for Benefits
              For the year ended December 27, 2001



Additions:
Contributions:
      Employee                                          $ 1,564,234
      Employer                                              231,775
      Employee rollovers                                    104,647
Interest and dividends                                      625,319
                                                         ----------
Total additions                                           2,525,975
                                                         ----------
Deductions:

Distributions to participants                             4,505,369
Net realized/unrealized depreciation in fair
   value of investments                                   2,110,232
Decrease in cash surrender value of life
   insurance policies                                             5
                                                         ----------
Total deductions                                          6,615,606
                                                         ----------
Net decrease                                             (4,089,631)
Net assets avalable for benefits at:
   Beginning of period                                   20,713,458
                                                         ----------
   End of period                                        $16,623,827
                                                         ==========











                     See accompanying notes

           VSE Corporation Employee ESOP/401(k) Plan


                 Notes to Financial Statements
                   December 27, 2001 and 2000


1. Description of the Plan:

General description

The VSE Corporation ESOP 401(k) Plan (the Plan) was adopted by the Board of Directors of VSE Corporation (the Company) in 1984. The Plan is a defined contribution plan and has an Employee Stock Ownership Plan (ESOP) component covering all full-time and part-time employees who are employees of the sponsor. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The above description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Internal Revenue Service (IRS) qualification

The IRS has determined and informed the Company by a letter dated November 20, 1998 that the Plan, as amended through July 14, 1998, is designed in accordance with Internal Revenue Code (the IRC) Section 401. The Plan Trustees (Trustees) believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. An ESOP is an employee stock ownership plan within the meaning of IRC Sections 401(a) and 4975(e)(7).

Plan administration

Putnam Investments (Putnam) serves as third party plan administrator. Putnam provides fund investments through the Putnam Fiduciary Trust Company and provides daily recordkeeping services for the Plan. Certain officers and/or employees of the Company serve as Trustees of the Plan.

Eligibility

Employees become eligible to participate in the Plan on the first day of the month following the date of hire. If the employee's first day of employment falls on the first day of the month (or on the first regular working day of the month), the employee will immediately be eligible to participate in the Plan.

Contributions

Each participant with stock in the Payroll-Based Stock Ownership Plan (PAYSOP) and/or ESOP accounts is entitled to exercise voting rights attributable to his or her account and is notified by the Plan Trustee prior to the time that such rights are to be exercised. If participants with stock in the PAYSOP and/or ESOP fail to exercise their voting rights, the Plan Trustees will vote this stock. For participants with stock in the 401(k), the Plan Trustees vote this stock. Effective April 1, 1999, the Company no longer had the option to elect to make an ESOP contribution to the Plan.

           VSE Corporation Employee ESOP/401(k) Plan


                 Notes to Financial Statements
                          (continued)


The Company contributes 50 cents for each dollar of salary that a participant defers on the first five percent of salary. The Company makes a cash contribution for the match and this contribution is allocated to each eligible participant's account each pay period. The Company may change the matching contribution formula.

ESOP and Company matching 401(k) contributions are subject to a graded vesting schedule: 20 percent vested after three years of service, then increasing in 20 percent increments to 100 percent vested after seven years. Any forfeitures of nonvested benefits are recognized after the terminated participant has incurred a one-year break in service (as defined in the Plan), with the forfeiture applied to reduce the Company's contribution in the following year. Total forfeitures applied as a reduction of the Company's contribution were $133,170 for 2001 and unused forfeitures at December 27, 2001, were approximately $25,400.

Each year, participants may also elect to defer up to 18 percent of earnings into the Plan each pay period pursuant to Section 401(k) of the IRC. The maximum salary deferrals for 2001 and 2000 were $10,500, subject to Plan provisions and participation levels. The 401(k) Company match does not count towards the maximum salary deferral limits. These contributions are invested at the discretion of the participant, in any of the 11 separately managed funds under the Plan. Earnings are allocated in the same proportion that each participant's account bears to the total of all participants' accounts (not including Company stock accounts).

Distributions

Participants (or their beneficiaries) are eligible to receive Plan benefits on retirement, disability, termination of employment, or death. Benefits are usually distributed in a lump sum. Distributions of Putnam funds are typically made in cash from liquidation of the participant's account and distributions of Company stock are typically made in Company stock. Participants with fractional shares or fewer than 100 shares are paid in cash. All other distributions of Company stock are made in stock.

The Plan permits a participant to borrow against the participant's respective 401(k) accounts subject to Plan provisions and procedures prescribed by the Trustees. After-tax repayments of principal and interest are credited to the participant's account. Loans are reflected in the statements of net assets available for benefits as participant loans. Participants may apply, in certain limited situations, to withdraw funds from their 401(k) accounts due to a qualifying financial hardship, in accordance with IRS regulations.

           VSE Corporation Employee ESOP/401(k) Plan


                 Notes to Financial Statements
                          (continued)


Ownership rights (vesting)

Participants are 100 percent vested in their 401(k) salary deferral contribu-tions and any PAYSOP contributions. No contributions have been made to the PAYSOP since 1986. All contributions to the ESOP, which began in 1987, and the Company 401(k) match, which began in 1999, are subject to a graded vesting schedule as described in the subsection "Contributions" above.

Plan termination

In the event of Plan termination, each participant would be fully vested in amounts held within the Plan for the participant's benefit. The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of ERISA. No such action will divest a participant of the vested rights and benefits provided by contributions allocated to the participant's account.

2. Summary of significant accounting policies:

Basis of accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative expenses:

The administrative expenses of the Plan are paid by the Company.

Reclassifications:

Certain 2000 balances have been reclassified to conform with the 2001 presentaion.

3. Investments:

Investments

Investment of a participant's 401(k) account is directed by the participant among options available under the Plan. Investments in mutual funds and common/collective trusts are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Participant loans are valued at their unpaid balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade date basis.
Interest income is recorded on an accrual basis.  Dividends are recorded on

           VSE Corporation Employee ESOP/401(k) Plan


                 Notes to Financial Statements
                          (continued)


the ex-dividend date. Company stock is purchased in the over-the-counter market or from stockholders. Dividends and realized capital gains are reinvested quarterly at fair market value.

Life insurance offered under the Plan builds cash value as determined by the insurance carrier. In accordance with Federal regulations, no more than 25 percent of a participant's contributions for the Plan year may be invested in life insurance.

The fair value of individual investments that represent 5% or more of the
Plan's net assets available for benefits are as follows:
                                                          December 27,
                                                      2001            2000
                                                  --------------------------
Putnam Voyager Fund                               $3,890,513      $5,795,391
VSE Corporation Common Stock                       2,809,100       2,930,703
Putnam Stable Value Fund                           2,597,214       3,101,741
The Putnam Fund for Growth and Income              1,932,503       2,243,402
The George Putnam Fund of Boston                   1,687,690       2,154,265
Putnam Global Growth Fund                          1,088,151       1,773,032

The Plan's investment in Company stock at December 27, 2001 and 2000, is presented in the following table:
                                                      2001            2000
                                                  --------------------------
Number of Shares                                     429,526         521,014
                                                  ==========      ==========
Cost                                              $2,503,742      $3,433,482
                                                  ==========      ==========
Market                                            $2,809,100      $2,930,703
                                                  ==========      ==========

Nonparticipant-directed investments

Nonparticipant-directed investments, held in the Plan as of December 27, 2001 and 2000, consisted entirely of VSE Corporation stock. These net assets, and changes are as follows:

                Net assets                            2001            2000
----------------------------------------          --------------------------
VSE Corporation common stock                      $2,809,100      $2,930,703

           VSE Corporation Employee ESOP/401(k) Plan


                 Notes to Financial Statements
                          (continued)


                                                       For the year ended
                                                       December  27, 2001
                                                       ------------------
Changes in net assets:
  Net realized/unrealized gain on investments             $   419,322
  Purchases                                                    72,649
  Dividends                                                    74,636
  Distributions to participants                              (688,210)
                                                          -----------
                                                          $  (121,603)
                                                          ===========

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as a result of net changes in the market values of the investments held (principally stock mutual funds) by $2,110,232 as follows:

Mutual funds                                              $(2,529,554)
Common stock                                                  419,322
                                                          -----------
                                                          $(2,110,232)
                                                          ===========

4. Differences Between Financial Statements and Form 5500

In accordance with accounting principles generally accepted in the United
States, amounts allocated to withdrawing participants' accounts are not reported as liabilities on the Statements of Net Assets Available for
Benefits. The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan):
                                                           December 27,
                                                        2001         2000
                                                    ------------------------
Net assets available for benefits per the
financial statements                                $16,623,827  $20,713,458
Amounts allocated to withdrawing participants                 -     (357,477)
                                                    -----------  -----------
Net assets available for benefits per Form 5500     $16,623,827  $20,355,981
                                                    ===========  ===========

           VSE Corporation Employee ESOP/401(k) Plan


                 Notes to Financial Statements
                          (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:
                                                          For the year ended
                                                          December  27, 2001
                                                          ------------------
Benefits paid to participants per the financial
statements                                                   $4,505,369
Add  Amounts allocated to withdrawing participants
at December 27, 2001                                                  0
Less  Amounts allocated to withdrawing participants
at December 27, 2000                                           (357,477)
                                                             ----------
Benefits paid to participants per Form 5500                  $4,147,892
                                                             ==========

5. Participant loans

Participants may be granted loans not to exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. Participant loans bear interest at the prime rate of interest plus 1 percent determined at the time the loan is requested. Loans are secured by the participant's account, having a maximum term of five years, and are recorded as participant loans in the accompanying financial statements.

6. Reportable transactions

There were no reportable transactions for the Plan year ended December 27, 2001.

7. Party-in-interest transactions

Certain investments are managed by Putnam through the Putnam Fiduciary Trust Company. Putnam is a third party administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. There are no sales commissions on the purchase or sale of Putnam mutual funds.

8. Employer securities

Section 407(b) of ERISA permits the Plan to hold an investment in Company stock in excess of 10 percent of the fair market value of the Plan's assets.

9. Diversification

Participants who are age 55 and have 10 years of participation in the Plan are eligible to diversify up to 25 percent of their ESOP account balance held in Company stock.

            VSE Corporation Employee ESOP/401(k) Plan

  Schedule H, Line 4i Schedule of Assets (Held at End of Year)
              EIN: 54 0649263    Plan Number: 002

                       December 27, 2001

        Identity of issue                Description of Investment     Cost     Fair value
        -----------------                -------------------------     ----     ----------
The George Putnam Fund of Boston*        Mutual Fund shares            ***     $ 1,687,690
The Putnam Fund for Growth and Income*   Mutual Fund shares            ***       1,932,503
Putnam Global Growth Fund*               Mutual Fund shares            ***       1,088,151
Putnam Voyager Fund*                     Mutual Fund shares            ***       3,890,513
Putnam Diversified Income Trust*         Mutual Fund shares            ***         536,159
Putnam American Government Income
Fund*                                    Mutual Fund shares            ***         113,605
Putnam Health Sciences Trust Fund*       Mutual Fund shares            ***         421,853
Putnam Vista Fund*                       Mutual Fund shares            ***         639,647
Putnam Asset Allocation: Balanced
Fund*                                    Mutual Fund shares            ***          99,324
Legg Mason Value Trust                   Mutual Fund shares            ***         377,898
VSE Corporation Common Stock ESOP* **    Common Stock shares       $1,981,524    2,219,571
VSE Corporation Common Stock 401(k)*     Common Stock shares           ***         589,529
Putnam Stable Value Fund                 Fixed income investment                 2,597,214
Participant Loans (interest rates
varied from 6.0% to 10.5% during         Participant loans                         213,132
2001)*
Life insurance policies (at cash         Life insurance policies                     1,924
surrender value)
                                                                                ----------
Total assets held for investment
purposes                                                                       $16,408,713
                                                                                ==========

        *   Represents a party-in-interest.
       **   Represents nonparticipant-directed investments.
      ***   Historical cost not required to be presented as investments are participant directed

11